[LATHAM & WATKINS LLP LETTERHEAD]

October 14, 2011

VIA EDGAR; HAND DELIVERY AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director Russell Mancuso, Branch Chief Dennis Hult Kaitlin Tillan Louis Rambo Tim Buchmiller
Re:	Intermolecular, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-175877

Dear Ms. Ravitz:

        On behalf of Intermolecular, Inc. (the "Company"), we are hereby filing Amendment No. 3 ("Amendment No. 3") to the Company's above-referenced Registration Statement on Form S-1 for the initial public offering of the Company's common stock, par value $0.001 per share (the "Offering"), which was initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2011 and amended by Amendment No. 1 on September 9, 2011 and Amendment No. 2 on September 30, 2011 (as amended, the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2.

        Amendment No. 3 has been revised to reflect the Company's responses to the comments received by email on October 11, 2011 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto.

Prospectus Summary, page 1

1.     Please include the disclosure required by Regulation S-K Item 101(c)(1)(vii) or expand your response to prior comment 1 to clarify why you are not required to specifically identify the customers that represent 10 percent or more of your revenue.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 75 to identify the customers that represent 10 percent or more of the Company's revenue for the year ended December 31, 2010 or the six months ended June 30, 2011.

Consolidated Financial Statements

Note 9.  Net Loss per Share of Common Stock, page F-31

2.     We refer to prior comment 7. We do not see where you disclosed, consistent with your response, your basis for reflecting the pro forma adjustments.

  Response:    In response to the Staff's comment, and further to the Company's response to prior comment 7, the Company has revised its disclosure on page F-32 to reflect that the Company is making a pro forma adjustment for certain preferred and common stock warrants that will be exercised in connection with the completion of the Company's initial public offering.

Note 11.  Related Party Transactions, page F-35

3.     With reference to the first paragraph of this note, please disclose where you reflected the royalty expenses in your consolidated statements of operations.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page F-35 to indicate that the expenses are reflected in cost of revenue in the Company's consolidated statements of operations.

Note 13.  Subsequent Events, page F-37

4.     Further to your response to prior comment 39, please reconcile your statement indicating Symyx is an investor in the company that owns approximately 8.7% of the company voting interest to your disclosure under Certain Relationships and Related Party Transactions—Symyx, page 128, which indicates Symyx is a beneficial owner of approximately 10.9% of your common stock.

  Response:    The Company respectfully advises the Staff that Symyx is the beneficial owner of approximately 10.9% of the Company's common stock on an as-converted basis, as set forth in "Certain Relationships and Related Party Transactions," and that Symyx is the owner of 8.7% of the Company's common stock calculated on a fully-diluted basis.

5.     Please tell us how you considered the disclosures required by ASC 850-10-50 related to your existing license agreement with this related party. Please tell us why Symyx Technologies is a related party and summarize the terms of the agreement in your response. Please tell us the amount of royalty expenses for each period presented and where you have included the royalty expenses in your consolidated statements of operations.

  Response:    The Company respectfully submits that Symyx Technologies, Inc. is no longer a related party for purposes of ASC 850-10-50 because, beginning in May 2011, Isy Goldwasser, one of the Company's directors, ceased to be an executive officer of Symyx Technologies. In response to the Staff's comment, the Company has revised the disclosure on page F-37 to remove the reference to Symyx as a related party. As discussed in the Company's response to Comment No. 3 above, in response to the Staff's comment, the Company has revised the disclosure on page F-35 to indicate that the royalty expenses associated with the existing licensing agreement with Symyx are reflected in cost of revenue in the Company's consolidated statements of operations.

6.     Based upon the current offering price range, please tell us how much you estimate you will owe Symyx Technologies under the note payable. Discuss your consideration of including the acquisition of the assets and the issuance of the note payable in your pro forma information in the Summary Consolidated Financial Data on page 9 and Capitalization on page 37 and also including pro forma statements of operations information.

  Response:    The Company respectfully advises the Staff that the Company does not yet have an offering price range. However, the Company advises the Staff that, based on the number of shares currently held by Symyx Technologies, the Company would have a note payable to Symyx Technologies in the event the public offering price of the shares offered is less than $8.44 per share, and the Company would not have a note payable to Symyx Technologies in the event such public offering price is greater than or equal to $8.44 per share. The Company also advises the Staff that a $1.00 decrease in the offering price from $8.44 per share would result in a note payable to Symyx Technologies in an amount equal to approximately $7.9 million. The Company further respectfully advises the Staff that it will include disclosure of the estimated aggregate principal amount of any note payable to Symyx Technologies in the Use of Proceeds section on page 35, as well as the sensitivity disclosure with respect to any increase or decrease in the offering price from the assumed initial public offering price, once the Company has an estimated offering price range.

  In addition, in response to the Staff's comment, the Company has revised the disclosure on pages 9, 10 and 36 through 39 to include pro forma as adjusted information regarding the issuance of the note payable in the Summary Consolidated Financial Data, Capitalization and Dilution sections, and the Company has revised the disclosure on pages 9 and 10 to include a discussion of the pro forma as adjusted impact on the Company's statements of operation information in the Summary Consolidated Financial Data section.

  With respect to the Staff's comment regarding the pro forma information for the acquisition of the assets, the Company respectfully submits that, consistent with the Company's planned accounting for the Symyx asset purchase transaction addressed elsewhere in this letter, the value of the assets to be acquired is recorded on the Company's financial statements as of the date of the agreement, July 28, 2011, and therefore would be reflected in the Company's "Actual" financial statements as of September 30, 2011 and would not require a pro forma adjustment.

7.     We note from your response that you intend to account for the asset purchase agreement by establishing a liability for the fair market value of the right given to Symyx to sell their shares in the initial public offering with guaranteed minimum proceeds of $67 million. You responded that the right represents a contingent cash-settled written put option since the company will not acquire the underlying shares, but rather is obligated to make a payment to the counterparty (Symyx) for 50% of their selling costs and for any shortfall in proceeds received from others (the underwriters) and the Company believes that the put feature qualifies as a liability under ASC 480-10-25-8 since it is an instrument that is cash-settled and indexed to an obligation to repurchase stock. Please discuss further why you believe that the company has a liability as of the date of the agreement which we note is prior to the date of closing of the purchase. We further note that the asset purchase is contingent upon consummation of the IPO and Symyx selling all of its shares in the IPO and receiving the net proceeds (net of selling expenses) from the sale of those shares in the IPO and that the company has the sole and absolute right to determine whether to initiate a registration for an IPO and to terminate or withdraw any such registration. Discuss your consideration of ASC 805-50-30, ASC 350 and ASC 450.

  Response:    The Company respectfully submits that it conducted an analysis to determine the appropriate accounting for the transaction with Symyx both at its inception (July 28, 2011) as well as for each of the reporting periods that will follow until its settlement (the initial public offering) or its contractual termination (July 1, 2012). The Company's analysis considered the guidance of ASC 480, ASC 815, ASC 450, as well as the Commission's longstanding views on accounting for written options. The Company also consulted with its auditors and their national office before finalizing its accounting conclusions. While the transaction in question is unusual and a product of the Company's unique facts and circumstances, a contemporaneous evaluation of various possible approaches indicated that, in each case, the Company's conclusion was the same, i.e. that GAAP requires a net cash settled written option inversely indexed to its own stock to be recognized as a liability and marked to market in subsequent periods until settlement or expiry.

  The Company's previous responses outline its application of ASCs 480, 815, and 350. With respect to the Staff's question regarding the IPO contingency, the Company respectfully advises the Staff that it considered in its analysis that the settlement of the written option was contingent on the initial public offering of the Company's common stock. The Company considered that it and Symyx each entered into the transaction with the expectation that an IPO would occur absent market conditions that were outside of each party's control, and that it would be inconsistent with the Company's strategic plans and the economic benefits of the transaction to cancel the IPO solely to cancel the obligation under the written option. The Company also believed that a counterparty purchasing a written put from the Company would apply the same position and view the guarantee right as an asset, as the put agreement is binding on the Company and would result in a one-sided payoff to the counterparty. ASC 480 applies to obligations inversely indexed to stock price that "conditionally or unconditionally obligate the issuer to transfer assets." Further, ASC 480 states that "the number of conditions leading up to the transfer of assets is irrelevant."

  As part of its contemporaneous evaluation of accounting alternatives, the Company also considered the accounting impact assuming that ASC 480 was not applicable. While this approach seems inconsistent with the stated objectives of ASC 480 (i.e., to require a written option on its own stock to be accounted for as a liability), the Company believes that an analysis under ASC 815 would yield the same accounting conclusion, i.e., that the put option would be considered either a freestanding derivative or an embedded derivative that requires bifurcation. Specifically, the Company believed that a requirement to pay an increasing amount for intellectual property as the Company's stock price declines in value would not be considered clearly and closely related to an executory contract to purchase intellectual property and would be required to be bifurcated from its host contract under ASC 815. If the overall arrangement were treated as an executory contract to purchase intellectual property rights, then the put component would be required to be accounted for as a liability at fair value under ASC 815. The Company respectfully submits that it believes that this would be true irrespective of whether some aspect of the contingent payment were within the Company's control.

  The Company also considered the Staff's longstanding position that instruments with written option characteristics should be presented as mark to market liabilities irrespective of any existing gaps present in FASB accounting literature. Based on the Staff's previous positions, the Company believed that even if the Company were able to articulate a way around ASC 480 or ASC 815, the Company expected that the Staff would object to a model that does not present a written option on one's own stock as a liability. The Company notes that, during the deliberations of EITF 08-8, a representative of the Commission's Office of the Chief Accountant reiterated the Staff's longstanding position that "written options that do not qualify for equity classification should be reported at fair value and subsequently marked to fair value through earnings." The instrument with Symyx can only be settled in cash and only to the detriment of the Company. Thus, whether or not the Company can influence settlement, the instrument remains a liability in form and substance.

  For all of these reasons, the Company concluded that GAAP requires recognition of a liability at the point the price guarantee was made and would not permit the deferral of recognition of a liability under an executory-contract type approach. If the Company sold a guarantee of IPO proceeds to a stockholder or other counterparty for cash, the answer would be clear under each of the accounting approaches described above. When that guarantee is provided in the context of securing rights to intellectual property, the Company does not believe the answer changes.

  The Staff has also asked for our analysis of the applicability of ASC 450. ASC 450 applies to contingent liabilities but does not apply to derivative financial instruments or embedded derivatives. Since this is a financial contract tied to inverse changes in stock price, the Company does not believe liability recognition could be deferred by reference to legal contingency literature.

  In regards to the corresponding asset that is recorded as of the date of the transaction, the Company refers the Staff to our previous responses in the application of ASC 805-50-30, noting that "assets are recognized based on their cost to the acquiring entity." If cash had been paid for rights to intellectual property, contingent or otherwise, the cost basis of that transaction would be deferred as an asset as long as the asset was considered recoverable. The Company does not believe that the form of payment should change the accounting for a cost incurred in securing rights to a valuable asset. The Company believes that the asset could be viewed as a contractual intangible under ASC 350 or potentially as a deposit that could result in delivery of such an intangible. In either case, if that asset became impaired, the Company would write it down as required by GAAP.

  The Company acknowledges the unusual nature of this transaction and respectfully submits that it has applied a rigorous process in the evaluation of how to apply the accounting literature to that unusual transaction. The Company believes that the accounting proposed is most consistent with GAAP and provides transparency to the investor on the nature of the arrangement. The Company notes that the transaction was disclosed as a subsequent event in the previous filings and will only be subject to initial recognition and disclosure in the accounting records for the nine-month period ended September 30, 2011. The Company advises the Staff that, in connection with its next filing containing financial statements for the nine-month period ended September 30, 2011, it plans to disclose the transaction in Note 5. Commitments and Contingencies as follows:

    Symyx Agreement

              On July 28, 2011, the Company entered into an agreement with Symyx Technologies, Inc. (Symyx), pursuant to which the Company agreed to use commercially reasonable efforts to allow Symyx to sell in an initial public offering shares of the Company's common stock held by them. Pursuant to the agreement, Symyx agreed to sell such shares and, upon consummation of the initial public offering, including the sale of such shares, to terminate the Company's future royalty obligations under an existing license agreement with Symyx to the extent they would have accrued after December 31, 2011. Additionally, upon consummation of the initial public offering and such sale, Symyx would transfer to the Company all patents held by them that relate to combinatorial processing. To the extent the gross proceeds (before deducting underwriting discounts and commissions and offering expenses) to Symyx from the sale of their shares in an initial public offering are less than $67.0 million, the Company would issue Symyx a secured promissory note that would have a term of 24 months and an interest rate equal to 4%. Such note would be payable in an amount equal to the greater of $500,000 per quarter or the amount of accrued interest, with a balloon payment at maturity, if applicable. Such note would also be pre-payable by the Company at any time without penalty or premium, and would be secured by tangible personal property, excluding intellectual property. In addition, the Company has agreed to reimburse Symyx for 50% of the underwriting discounts and commissions payable by them in connection with this offering. In the event that an initial public offering does not occur by July 1, 2012, the purchase agreement with Symyx expires and the royalty obligation continues under its original terms.

              In connection with entering into the agreement the Company recorded a derivative liability representing the value of the guaranteed return to Symyx and reimbursement of 50% of the underwriting discounts and commissions payable in connection with the offering. The Company recorded the liability at inception because it has effectively issued a written option that requires the Company to settle with a cash payment to Symyx. The initial fair value of the contract as of the date of the agreement was determined to be $2.8 million, which incorporates parameters such as the volatility of the Company's stock price, the time value of the feature, the strike price on the guarantee, the likelihood of an initial public offering, and the obligation to pay a portion of Symyx's selling costs. Between July 28, 2011 and the date of the Offering, the Company will adjust the fair value of the derivative liability to market value, with any change in the market value being recorded in other income (expense), net, in the Company's statement of operations. On July 28, 2011, the Company recorded an intangible asset in the amount of $2.8 million in other assets that represents the value of the intangible assets that will be transferred by Symyx to the Company upon the consummation of the Offering.

              As of September 30, 2011, the derivative has a market value of $3.4 million and during the nine months ended September 30, 2011, the Company recorded a charge in other income (expense), net in the amount of $0.6 million.

  Accordingly, in the interest of properly recording the transaction and not delaying the Company's plans to enter the public markets (which are time-sensitive based on volatile market conditions), the Company would like to arrange a call with the Staff, the Company's auditors and representatives of their national office, and its legal counsel if the Staff has any further questions or would like a further dialogue about the Company's analysis and its application and/or proposed disclosure.

8.     Further, please tell us how you determined that the initial fair value of the right is approximately $3.0 million.

  Response:    The Company respectfully advises the Staff that the initial fair value of the Right was determined using a hybrid model utilizing a probability-weighted expected return model and a Monte Carlo Simulation model. The valuation of the Right requires the use of subjective and complex assumptions which were used to determine the fair value of the Right, including the probability of an IPO, the volatility and value of the Company's stock price, the timing of an expected IPO, proceeds from the IPO and the obligation to pay a portion of Symyx's selling costs. If Symyx's gross proceeds are less than $67.0 million, the value of the Right is the difference between Symyx's gross proceeds and $67.0 million and the obligation to pay a portion of Symyx's selling costs. If Symyx's gross proceeds exceed $67.0 million, the value of the Right is equal to the obligation to pay a portion of Symyx's selling costs.

Item 16.  Exhibits and Finance Statement Schedules

9.     We note your disclosure on page 111 that you intend to enter into a Change of Control Severance Agreement with each of your named executive officers effective upon the closing of your offering. Please file the agreement with each named executive officer, or a form of those agreements, as an exhibit to your registration statement prior to requesting acceleration of effectiveness.

  Response:    In response to the Staff's comment, the Company has revised Item 16 and the Exhibit Index of the Registration Statement to indicate that the Company will file, by amendment, the Form of Change in Control Severance Agreement between the Company and certain of its executive officers.

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Patrick A. Pohlen
Patrick A. Pohlen of LATHAM & WATKINS LLP
cc:
David Lazovsky, Intermolecular, Inc.
Peter Eidelman, Intermolecular, Inc.
Alan Denenberg, Davis Polk & Wardwell LLP